BROKER-DEALER SELLING AGREEMENT AND SALES SUPPORT

AGREEMENT

THE PENN INSURANCE AND ANNUITY COMPANY (hereinafter called “PIA”) and Hornor, Townsend & Kent, LLC (hereinafter called “Broker-Dealer” or “HTK”) enter into this Agreement on this date effective as of January 1, 2023 and agree as follows:

W I T N E S S E T H :

WHEREAS, PIA is in the business of issuing annuity and life insurance contracts to the public;

WHEREAS, Broker-Dealer is a wholly owned subsidiary of Penn Mutual, is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of FINRA, and is assisting PIA in the distribution of such contracts;

NOW THEREFORE, in consideration of these promises and mutual covenants herein contained, the parties agree as follows:

1.	Appointment of Broker-Dealer.

1.1

Subject to the terms and conditions of this agreement, PIA and Broker-Dealer agree that this is a non-exclusive agreement for the solicitation of applications for, and the servicing of, annuity and/or variable life insurance contracts.

1.2

Broker-Dealer and its representatives shall be independent contractors as to PIA and, subject to the terms and conditions of this agreement, free to exercise their own judgment as to the time, place and means of performing all acts hereunder. Nothing in this agreement is intended to create a relationship of employer and employee as between PIA or Broker-Dealer, on the one hand, and representatives of Broker-Dealer on the other.

2.	Sale of Contracts.

2.1

Broker-Dealer shall use its best efforts to solicit applications for Contracts from persons for whom the Contracts are suitable, and to service such Contracts in accordance with the terms and conditions of this agreement.

2.2

All applications for Contracts shall be made on application forms authorized by PIA. Broker-Dealer shall diligently review all such applications for accuracy and completeness and shall take all reasonable and appropriate measures to assure that applications submitted to PIA are accurate and complete.

2.3

All payments collected by Broker-Dealer’s representatives for PIA shall be received in trust and shall be remitted in a timely manner together with all required documentation, to PIA at the address indicated on the application or to such other address as PIA may specify in writing.

2.4

All applications are subject to acceptance or rejection by PIA in its sole discretion. PIA may at any time in its sole discretion discontinue issuing the Contracts or change the form and content of new Contracts to be issued.

2.5	In soliciting applications for Contracts, Broker-Dealer may not accept risks of any kind for or on behalf of PIA and may not bind PIA by promise or agreement or alter any Contract in any way.

3.	Compensation.

3.1

In consideration of and as full compensation for the services performed in accordance with this agreement in regard to the oversight of variable contracts by HTK, Broker-Dealer will receive compensation from PIA.

In consideration for HTK’s marketing and distribution of PIA’s variable products, Broker-Dealer will receive compensation from PIA.

Payments are made no less than frequently than quarterly, in compliance with the requirements in the Accounting Practices and Procedures Manual.

3.2.	Should PIA for any reason return any payment made under a Contract to the payor, Broker-Dealer shall repay PIA the total amount of any compensation that PIA may have paid with respect to such payment.

3.3

Compensation and reimbursement of expenses payable to life insurance agents in connection with sales of Policies shall be paid by PIA under PIA’s agency contracts and will not be an expense of HTK. All premiums paid under Policies by policy owners shall be paid to PIA and will not be income to HTK. HTK shall have no interest in any commissions or other remuneration payable to life insurance agents by PIA or in any premiums paid under Policies to PIA. For regulatory purposes of the FINRA and the Securities Exchange Act of 1934, commissions paid by PIA shall be appropriately reflected in the books and records maintained by or on behalf of HTK. PIA will not advance any funds to Broker-Dealer except for services provided under this agreement.

3.3

Broker-Dealer may not withhold or deduct any part of any premium or other payment due PIA for payment of compensation under this agreement or for any other purpose. The right of Broker-Dealer to receive any compensation under this agreement shall at all times be subordinate to the right of PIA to offset or apply such compensation against any indebtedness of Broker-Dealer to PIA.

3.4

PIA may, in its sole discretion, change the amount, terms and conditions of its commissions with respect to payment received by PIA under Contracts. Broker-Dealer is deemed to accept the terms of any updated commission schedule with the submission of any business or effecting any transaction after the effective date of the amended/updated compensation rates.

3.5	PIA shall not advance fund to Broker-Dealer except to pay for services received pursuant to this Agreement.

3.6	PIA shall not be obligated to pay any compensation which would be in violation of applicable laws of any jurisdiction, anything in this agreement to the contrary notwithstanding.

4.	Compliance With Insurance Laws and Regulations.

4.1

Broker-Dealer and its representative shall not solicit applications for Contracts in any state or jurisdiction unless they are duly licensed and qualified to do so under the applicable state securities laws and insurance laws and regulations of the state or jurisdiction and unless PIA has notified Broker-Dealer that the Contracts have been approved for sale in the state or jurisdiction.

4.2

PIA may at any time, in its sole discretion, withhold or withdraw authority of any representative of Broker-Dealer to solicit applications for the Contracts. Upon PIA giving written notice to Broker-Dealer of its withdrawal of authority of a representative to solicit applications, Broker-Dealer shall immediately cause any such representative to cease all such solicitations.

4.3	Broker-Dealer shall notify PIA in writing immediately of the termination of the affiliation of a representative who is also an appointed agent of PIA pursuant to this agreement.

4.4

Broker-Dealer and PIA shall keep accurate and complete books and records of all transactions relating to the solicitation of applications and for servicing Contracts. The books and records shall be made available to each party for inspection upon reasonable request.

4.5

If Broker-Dealer solicits applications for variable life insurance and variable annuity contracts under this agreement, Broker-Dealer and its representative shall ensure compliance with current standards of suitability.

4.6

PIA, Broker-Dealer and its representatives shall comply with all applicable insurance laws and regulations in soliciting applications for and servicing Contracts. Broker-Dealer shall be fully responsible for all acts of its representatives in soliciting applications for and servicing Contracts.

5.	Compliance With Securities Laws.

5.1

Broker-Dealer shall not solicit applications for variable annuity or variable life insurance contracts unless PIA or Broker-Dealer has notified Broker-Dealer that a registration statement required under the Securities Act of 1933 is effective as to such contracts and unless Broker-Dealer is duly registered as a broker-dealer under the Securities Exchange Act of 1934, is a member in good standing of the Financial Industry Regulatory Authority (i.e., FINRA) and is duly licensed under any applicable securities laws of the state or jurisdiction in which Broker-Dealer engages in such activity.

5.2

PIA or Broker-Dealer shall furnish Broker-Dealer with copies of the current prospectuses (and current supplements thereto) required to be used in soliciting application for variable annuity and/or variable life insurance contracts.

5.3

Broker-Dealer and its representatives shall comply with all applicable securities laws and regulations and with the rules of FINRA in soliciting applications for and servicing variable annuity and/or variable life insurance contracts. Broker-Dealer shall be fully responsible for all acts of its representatives in soliciting applications for and servicing variable annuity and/or variable life insurance contracts.

5.4	Broker-Dealer has responsibility for training and supervision of its representatives and any other persons associated with Broker-Dealer who are engaged, directly or indirectly, in the offer or sales of the Contracts. Broker-Dealer shall, during the term of this Agreement, establish and implement reasonable rules and procedures for the periodic inspection and diligent supervision of all sales practices of its representatives and associated persons, including procedures for monitoring ongoing compliance by such individuals with applicable FINRA rules and federal and state laws, rules and regulations. Upon request by PIA, Broker-Dealer shall furnish in a timely fashion any records or other documentation evidencing such diligent supervision. Broker-Dealer shall be solely responsible for all acts and omissions of each representative and PIA shall not incur any liability or have any responsibility for supervision of said representatives.

6.	Confidential Information.

In connection with its performance under this Agreement, each party (a “Receiving Party”) may be supplied with materials and information, whether transmitted in written, oral, magnetic form or any other medium, concerning the other party by or on behalf of such other party (the “Disclosing Party”) and its affiliates which is non-public, confidential or proprietary in nature (the “Confidential Information”). Confidential Information shall mean personally identifiable information (PII), protected health information (PHI), and electronic protected health information (ePHI) as well as confidential and proprietary business information as including, but not limited to, inventions, proprietary information and business matters or affairs, including, but not limited to, processes, systems, methods, formulas, patents, patent applications, machinery, materials, research activities and plans, business proposals, production cost data, contracts, employee information. Confidential Information shall also include Personal Information, which means information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly to, a natural person, including information that meets the definition “personal information,” “personal data,” “personally identifiable information,” “sensitive personal information,” or similar term under applicable Law, including, but not limited to the California Consumer Privacy Act (Cal.Civ.Code §1798.100 et.seq.) and state data breach notification laws. Each party may be given direct access into the other party’s computer systems and network, thereby giving the Receiving Party direct access to Disclosing Party’s Confidential Information. Confidential Information does not include information that: (i) has become part of the public domain through no act or omission of the Receiving Party; (ii) to Receiving Party’s knowledge, was lawfully disclosed to the Receiving Party without restriction on disclosure by a third party (other than on behalf of the Disclosing Party); (iii) was developed independently by the Receiving Party; or (iv) is or was lawfully and independently provided to the Receiving Party prior to disclosure hereunder from a third party who to the Receiving Party’s knowledge is not and was not subject to an obligation of confidentiality or otherwise prohibited from transmitting such information.

The Receiving Party shall receive and use Confidential Information of the Disclosing Party solely for purposes of receiving or providing Services under this Agreement and for the work and transactions contemplated hereby. The parties may not retain, sell or otherwise disclose any Confidential Information for any purpose other than to provide the Services in this Agreement or retain, use or disclose Confidential Information outside of the direct relationship between the parties; provided, however, that the Receiving Party may disclose any such Confidential Information to its employees, affiliates, representatives, agents, accountants, attorneys and other confidential advisors who need to know the Confidential Information for purposes of the work and transactions contemplated by this Agreement. In accordance with Title V of the Gramm-Leach-Bliley Act of 1999 (“GLB Act”) and its implementing regulations and Regulation S-P promulgated by the United States Securities and Exchange Commission, the Receiving Party will not disclose any non-public personal information as defined in the GLB Act and in Regulation S-P regarding any customer; provided, however, that the parties may disclose such information as necessary in the ordinary course of business to carry out the purposes for which such information was disclosed to PIA, or as may be required by law. The parties agree to use reasonable precautions to protect and prevent the unintentional disclosure of such non-public personal information. In the event that the Receiving Party is required by law or requested by any governmental agency or other regulatory authority (including any self-regulatory organization having jurisdiction or claiming to have jurisdiction over the parties) or pursuant to legal process to disclose any of the Confidential Information or non-public personal information, the Receiving Party shall exercise reasonable efforts to provide the Disclosing Party with written notice of any such request or requirement, to the extent permissible and practicable under the circumstances, so that the parties may seek a protective order or other appropriate remedy and confer for the purposes of limiting any proposed disclosure to that which is required by law. Any Confidential Information which is given to the Receiving Party under the terms of this Agreement shall remain the property of the Disclosing Party. The Receiving Party will, upon termination of this Agreement, securely return or destroy all records, electronic or otherwise, containing any Confidential Information. Disposal may be achieved through delivery of all copies of such records to the Disclosing Party or through destruction in a manner that renders the records unreadable and undecipherable by any means consistent with a data protection law. Upon the Disclosing Party’s request, the Receiving Party will provide written confirmation of the disposal of Confidential Information consistent with this Section.

All products, books, records and files created, established or maintained by employees of PIA on behalf of HTK, which, if created, established or maintained by employees of HTK, would have been owned by HTK, shall be the property of HTK and shall be subject to examination by persons authorized by HTK during reasonable business hours and shall be delivered to HTK or its designees as requested.

7.	Information Security.

Each Party shall maintain effective information security measures to protect Confidential Information from unauthorized disclosure or use, including measures as required by applicable law. Each Party must hold Confidential Information to at least the same extent that the Party maintains its own Confidential Information, but no less than a reasonable standard of care or any higher standard of care required by applicable law. Each Party shall provide each other with the information regarding such security measures upon the reasonable request of the other Party and promptly provide the other with information regarding any failure of such security measures or any security breach related to Confidential Information.

(1) Security Breach. “Security Breach” means any act or omission that materially compromises either the security, confidentiality or integrity of Confidential Information or the physical, technical or organizational safeguards put in place by each party, that relate to the protection of security, confidentiality or integrity of Confidential Information. Without limiting the foregoing, a material compromise shall include unauthorized access to or disclosure or acquisition of Confidential Information.

(2) Breach Notification. In the event of a security breach, each Party will provide immediate and direct notification to the other Party. Each Party agrees that no public statements will be made regarding a network, or security breach involving client data without prior written approval from the other Party.

(3) Expenses. Each party shall at its own expense take reasonable steps to immediately contain and remedy any Security Breach and prevent any further Security Breach, including, but not limited to taking any and all action necessary to comply with applicable privacy rights, laws, regulations and standards. The party that sustains a Security Breach shall reimburse the non breaching Party for all reasonable costs incurred by the non-breaching Party in responding to, and mitigating damages caused by, any Security Breach, including all costs of remediation and/or notice of the Security Breach to be provided to any individuals, regulators, law enforcement agencies, consumer reporting agencies or others as required by law or regulation.

8.	Advertisements, Sales Literature.

8.1

Broker-Dealer shall not print, publish, distribute or use any advertisements, sales literature or other writing relating to the Contracts unless such advertisements, sales literature or other writing shall have first been approved in writing by PIA or provided by PIA.

8.2

Broker-Dealer shall exercise care not to misrepresent the Contracts or PIA and shall make no oral or written representation which is inconsistent with the terms of the Contracts or with the information in any prospectus or sales literature furnished by PIA, or it misleading in any way.

9.	Anti-Money Laundering.

9.1

The parties hereto will comply with all applicable laws and regulations aimed at preventing, detecting, and reporting money laundering and suspicious transactions, including, without limitation, applicable provisions of the Bank Secrecy Act and USA PATRIOT ACT of 2001 (and any amendments thereto), as well as regulations administered by the U.S. Department of the Treasury’s Office of Foreign Asset Control or other applicable regulatory agencies. In addition, all parties agree to take all necessary and appropriate steps, consistent with applicable laws and regulation, and to obtain, verify and retain information with regard to client and/or account owner identification and source of funds for its customers. Broker-dealer certifies and shall certify annually upon written request from PIA, that it has: a comprehensive anti-money laundering compliance program that includes policies, procedures and internal controls for complying with all applicable laws and regulations, policies, procedures and internal controls for indentifying, evaluation and reporting suspicious activities, a designated compliance officer or officers, training for appropriate persons and an independent audit function. Broker-Dealer certifies and shall certify annually upon written request from PIA that it has established and implemented a training program for appropriate persons, including appropriate employees and all representatives registered with Broker-Dealer with respect to its anti-money laundering compliance program.

10.	Books and Records.

10.1

Each party shall maintain books and records documenting the services provided pursuant to this Agreement, the costs incurred and the amounts charged under this Agreement (collectively, “Books and Records”).

10.2

Books and Records maintained by PIA include all records and data developed or maintained with respect to services provided under this Agreement (“PIA Books and Records”)in whatever form maintained, and shall be the exclusive property of, held for the benefit of and be subject to the control of PIA. PIA Books and Records shall be identifiable and segregated from all other persons’ records. PIA shall at all times have the right to review and be provided complete copies of Books and Records maintained by Broker-Dealer with respect to the services (“HTK Books and Records”).

10.3

If PIA is made the subject of receivership or other proceedings under 18 Del.C. Ch. 59 et seq., Broker-Dealer shall promptly make HTK Books and Records with respect to the Services rendered to PML under this Agreement, available to PML’s Statutory Successor, and HTK Books and Records shall thereupon be deemed the exclusive property of PIA, shall be held by Broker-Dealer for the exclusive benefit of PIA and shall be subject to the control of PIA. The term “Statutory Successor” means and includes any conservator, rehabilitator, liquidator or other statutory representative appointed or otherwise designated to manage or supervise the affairs and operations of PIA under the Delaware insurance insolvency laws.

10.4

Reservation of Rights: Broker-Dealer shall not be obligated to modify the Services, subject of this Agreement, to conform to PIA’s future needs but Broker-Dealer shall use best efforts to accommodate PIA’s needs during the Term. Broker-Dealer shall only be required to provide the Services as they are constituted on the effective date of this Agreement. PIA shall at all times during the Term of this Agreement have the right to amend/modify the Services at any time to conform to PIA’s needs. PIA shall give HTK not less than thirty (30) days prior written notice of any such material amendment or modification.

10.5	PIA shall maintain oversight for functions provided to it by the Broker-Dealer and PIA shall monitor services annually for quality assurance.

10.6	All funds and invested assets of the PIA shall be the exclusive property of, held for the benefit of and be subject to the control of PIA.

11.	Indemnification.

11.1

Broker-Dealer shall indemnify and hold harmless PIA, and each director and officer of PIA, against any losses, claims, damages or liabilities, including but not limited to reasonable attorneys’ fees and court costs, to which PIA and any such director or officer may become subject, under the Securities Act of 1933 or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any unauthorized use of sales materials or any verbal or written misrepresentations or any unlawful sales practices (including but not limited to selling away) by Broker-Dealer or its officers, employees or representatives, or the failure of Broker-Dealer, its officers, employees or representatives to comply with the provisions of this agreement, or the willful misfeasance, bad faith, negligence or misconduct of Broker-Dealer, its officers, employees, or representatives in the solicitation of applications for and the servicing of Contracts, and/or in the supervision by Broker-Dealer of its representatives and/or Broker-Dealer’s failure to adequately screen and supervise its officers, employees or representatives prior to and during their sale of PIA products and for any actions by the Broker-Dealer that violate provisions of the agreement required in sections 11,12,13,14, and 15 of 18 Del.C. 1801-19.0.

11.2

PIA shall indemnify and hold harmless Broker-Dealer and each officer or director of Broker-Dealer against any losses, claims, damages or liabilities, joint or several, including but not limited to reasonable attorneys’ fees and court costs, to which Broker-Dealer or such officer or director becomes subject, under the Securities Act of 1933 or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact, required to be stated therein or necessary to make the statements therein not misleading, contained in any registration statement or any post-effective amendment or supplement to the prospectus, or in any sales material written by PIA.

11.3

In the event PIA suffers a loss resulting from Broker-Dealer activities, Broker-Dealer hereby assigns any proceeds received under its fidelity bond to PIA to the extent of such losses. If there is any deficiency amount, whether due to a deductible or otherwise, Broker-Dealer shall promptly pay PIA such amount on demand, and Broker-Dealer shall indemnify and hold harmless PIA from any such deficiency and from the costs of collection thereof (including reasonable attorneys’ fees).

12.	Complaints, Investigations & Proceedings.

12.1

Broker-Dealer shall promptly notify PIA of any allegation that Broker-Dealer or any of its representatives violated any law, regulation or rule in soliciting applications for or servicing Contracts, and shall provide PIA with full details, including copies of all legal documents pertaining thereto.

12.2

Broker-Dealer shall cooperate fully with PIA in any regulatory investigation or proceeding or judicial proceeding involving the solicitation of application for and servicing Contracts by Broker-Dealer or any of its representatives.

13.	Nonwaiver.

13.1

Forbearance by PIA or Broker-Dealer to enforce any rights under this agreement shall not be construed as a waiver of any of the terms and conditions of this agreement and the same shall remain in full force and effect. No waiver of any provision of this agreement shall be deemed to be a waiver of any other provision, whether or not similar, nor shall any waiver of a provision of this agreement be deemed to constitute a continuing waiver.

14.	Amendment.

14.1

PIA reserves the right to amend this Agreement at any time. Broker-Dealer’s submission of an application for a Contract after notice of any such amendment shall constitute agreement of Broker-Dealer to such amendment.

15.	Termination and Assignment.

15.1

This agreement may be terminated by any party, with or without cause, upon giving written notices to the other parties. This agreement shall automatically terminate if Broker-Dealer is adjudicated as bankrupt or avails itself of any insolvency act, or if a permanent receiver or trustee in bankruptcy is appointed for the property of Broker-Dealer or is no longer an active member of FINRA. Upon termination of this agreement, with or without cause, all authorizations, rights and obligations shall cease, except the rights and obligations set forth in sections 6, 8, 9, 10 and 11 of this agreement and the obligations to settle accounts hereunder, including the immediate forwarding of all payments received by Broker-Dealer under Contract to PIA, and except as may be expressly stated otherwise in this agreement.

15.2	This agreement may not be assigned without the written consent of all parties.

16.	Governing Law.

16.1

This agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania without regard to choice of law principles. Both parties agree that should any dispute between the parties result in litigation, either as a result of this contract or otherwise, that each waives the right to trial by jury. In all cases where a party seeks relief in connection with this Agreement in a court of competent jurisdiction, the exclusive forum and venue shall be federal court of the Eastern District of the Commonwealth of Pennsylvania or the Common Pleas Court of Montgomery County, Pennsylvania.

17.	Insolvency.

17.1

If PIA is made the subject of receivership or other proceedings under 18 Del.C. Ch. 59et seq., (i) the rights of PIA under this Agreement shall extend to PIA’s Statutory Successor; and (ii) HTK shall not thereupon have the automatic right to terminate this Agreement; and (iii) all records and data of the insurer shall be identifiable and segregated from all other persons’ records and data at no additional cost to the Statutory Successor ; and (iv) a complete set of records in a usable format will be made available to the Statutory Successor and shall be turned over to the receiver or Commissioner immediately upon the receiver or the Commissioner’s request, and the cost to transfer data to the receiver or the Commissioner shall be fair and reasonable, and; and (v) HTK will continue to maintain systems, programs and other infrastructure for the servicing of PIA and shall make such available to the Statutory Successor without regard to pre-receivership unpaid fees, for as long as HTK continues to receive timely payment for post-receivership services rendered hereunder, unless released by the receiver, Commissioner, or supervising court:. HTK will make available all employees essential to the operations of the insurer and the services associated therewith for the continued performance of the essential services ordered or directed by the receiver or Commissioner for a minimum of one year;

In furtherance of the cooperation between the receiver and the affected guaranty association or associations and subject to the receiver’s authority over the insurer, if the insurer is placed into supervision, seizure, conservatorship or receivership pursuant to 18 Del.C. Ch. 59, and portions of the insurer’s policies or contracts are eligible for coverage by one or more guaranty associations, the affiliate’s commitments under subsections 19.2.11, 19.2.12, 19.2.13 and 19.2.14 of this regulation will extend to such guaranty association or associations.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below on the day and year first written.

HORNOR, TOWNSEND & KENT, LLC		THE PENN INSURANCE AND ANNUITYCO.

By:		By:
	Signature		Signature

	Aaron Gordon		Rick Klenk
	Name		Name

	President		CFO Life Insurance and Annuities
	Title		Title

Date:	01/16/2023	Date:	01/16/2023

ADDENDUM ONE TO THE

BROKER-DEALER SELLING AGREEMENT AND SALES SUPPORT AGREEMENT

BETWEEN PIA AND HTK

This Addendum One (“Addendum”) is entered into on this the 1st day of January, 2023, incorporating herein by reference and modifying the Broker-Dealer Selling Agreement and Sales Support Agreement (“Agreement”) between The Penn Insurance and Annuity Company (“PIA”) and Hornor, Townsend & Kent, LLC (“Broker-Dealer” or “HTK”). Each party shall be referred to individually as “Party” or collectively as the “Parties”.

WHEREAS, PIA has appointed HTK as Broker-Dealer for the solicitation of applications for, and the servicing of, annuity and/or variable life insurance contracts, and HTK has accepted said appointment;

WHEREAS, The Parties entered into the Agreement governing this appointment, and executed the Agreement on January 1, 2023;

WHEREAS, the Agreement contemplates that consideration for services performed under the Agreement by Broker-Dealer will be paid by PIA.

NOW THEREFORE, the Parties agree to append the Agreement with the additional terms as follows:

1.

Variable Annuity, Variable Life and Indexed Annuity Contracts sold by designated PIA agents who are registered representatives of HTK and contracted through PIA shall be compensable to HTK at the following rate:

a.

With respect to the above mentioned contracts sold by designated PIA agents prior to 1/1/2022, who are registered representatives of Hornor Townsend & Kent and contracted through PIA, compensation shall be paid as follows:

First Year Deposit                                    N/A

Subsequent Deposit

Rate per Contract                                    .200%

Contracts sold 1/1/2022 and subsequent are not subject to the charges in this schedule.

2.	In consideration for HTK’s marketing and distribution of PIA’s variable products, PIA shall be compensable to HTK at the following rate:

a.	0.3% of HTK Revenue earned from sale of PIA variable products

3.	The Parties may modify this Addendum or the rates described above by mutual written agreement.

4.	The Parties’ Agreement shall remain in full force and effect and applicable to this Addendum, unless otherwise modified herein.

5.	All provisions herein shall be subject to the Compensation terms of Section 3 of the Agreement.

6.	All terms of this Addendum shall have the meaning ascribed from the Agreement unless otherwise defined herein.

SIGNATURES ON NEXT PAGE

Intending to be legally bound, the Parties sign below.

THE PENN INSURANCE AND ANNUITY COMPMANY		HORNOR, TOWNSEND & KENT LLC
Signed:		Signed:
Print:	Rick Klenk, CFO Life Insurance and Annuities	Print:	Aaron Gordon, President
Date:	01/16/2023	Date:	01/16/2023